Broadway Financial Corporation

5055 Wilshire Boulevard, Suite 500

Los Angeles, California 90036

May 14, 2015

VIA EDGAR

Ms. Jessica Livingston

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Broadway Financial Corporation

Registration Statement on Form S-1

Registration No. 333 - 201233

Filed May 14, 2015

Dear Ms. Livingston:

Broadway Financial Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to 5:00 PM EST on May 15, 2015 or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

No material changes have been made in the Company’s Amendment Number 3 to the Registration Statement on Form S-1 filed on May 14, 2015.

Please call Gideon Rov at 415-471-3106 or James R. Walther at 213-243-4263 if you have any questions regarding this request.

Sincerely,

/s/ Brenda J. Battey
Brenda J. Battey
Chief Financial Officer